EXHIBIT 2.2

REAL PROPERTY PURCHASE AGREEMENT

             THIS REAL PROPERTY PURCHASE AGREEMENT (“Agreement”) is made as of July ____, 2001, by and between WESTAMERICA BANK, a California state bank (the “Seller”), and HERITAGE OAKS BANK,  a California state bank (the “Buyer”).

             WHEREAS the Buyer and Seller have entered into a certain Branch Purchase and Assumption Agreement of even date herewith (the “Branch Purchase Agreement”); and

             WHEREAS it is the intention of the parties to transfer to Buyer all of Seller’s right, title and interest in and to the real property and buildings on and in which the Branches are located at the same time as the Branches are transferred to Buyer; and

             WHEREAS the parties wish to make detailed provisions for the sale and conveyance of said real property and buildings through escrow and the delivery of good title to Buyer;

             NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants, agreements and conditions contained herein, and other good and valuable consideration, the sufficiency of which is hereby acknowledged, the Seller and the Buyer hereby agree as follows:

ARTICLE 1.   Definitions

             1.1        Definitions.  For purposes of this Agreement:

             “Agreement” means this Real Property Purchase Agreement, including all attachments incorporated herein by reference, as modified, amended or extended from time to time.

             “Branch Purchase Agreement” means the Branch Purchase Agreement of even date herewith between the same parties.

             “Closing” and “Closing Date” refer to the closing of the transactions contemplated by this Agreement, as provided for in section 2.10 hereof.

             “Parcel” means one of the parcels of real property described in section 2.2 hereof.

             “Memorandum of Lease” means a notice of the existence and principal terms of one of the Branch Premises Leases, in form sufficient to be recorded with the County Recorder of the county in which such Parcel is located.

             “Person” means any natural person, corporation, trust, association, unincorporated body, partnership, joint venture, governmental entity, statutorily or regulatory sanctioned entity or any other person or organization which may be given standing as a person in any court located in the United States of America.

             “Property” means the real property and buildings to be conveyed to the Buyer, as described in Section 2.2 hereof and attachments incorporated therein by reference.

             “Seller’s Knowledge” or other similar phrases shall mean the actual knowledge, without having conducted any independent  inquiry or investigation, of the manager(s) of the Seller responsible for the Branches (but only as to information as to the Branches).

             1.2        Additional Definitions. Any other terms defined in the Branch Purchase Agreement but not in this Agreement, and used herein with capitalized initials, shall have the meaning ascribed to them by the Branch Purchase Agreement.

ARTICLE 2.  PURCHASE AND SALE

             2.1        Purchase and Sale. The Seller agrees to sell, transfer and convey to the Buyer, and the Buyer agrees to purchase and assume from the Seller, all the  Property described below, for the price, on the terms and subject to the conditions set forth in this Agreement.

             2.2        Property Included in Sale.

             (a)         At the Closing, Seller shall convey to Buyer good title to the following Parcels, free and clear except as specifically set forth herein:

                           (1)         Parcel One. Fee title to the land and building at the Arroyo Grande Branch, as more particularly described as in Attachment 2.2-1, attached hereto and incorporated herein by this reference.

                           (2)         Parcel Two. Fee title to the land and building at the Paso Robles Branch, as more particularly described in Attachment 2.2-2, attached hereto and incorporated herein by this reference.

                           (3)         Parcel Three. 100% of the lessees interest under a certain ground lease for the land only of the Morro Bay Branch, as more particularly described in Attachment 2.2-3, attached hereto and incorporated herein by this reference, including all of lessee’s right, title and interest in and to the buildings and other improvements thereon.

                           (4)         Parcel Four. 100% of the lessees interest under a certain ground lease for the land only of the San Luis Obispo Branch, as more particularly described in Attachment 2.2-4, attached hereto and incorporated herein by this reference, including all of lessee’s right, title and interest in and to the buildings and other improvements thereon.

             (b)        Title to all Parcels shall be free of any and all Encumbrances and other clouds on title except: (a) for rights of lessors, co-lessees or sublessees in such matters that are reflected in the Branch Premise Lease; (b) Encumbrances for current taxes not yet due and payable, and (c) Encumbrances incurred in the ordinary course of business, if any, that (i) are not substantial in character, amount or extent, (ii) do not materially detract from the value, (iii) do not interfere with present use, of the property subject thereto or affected thereby, and (iv) do not otherwise materially impair the conduct of business of Seller.

             (c)         Seller shall convey with title as described above any of the following, to the extent Seller owned them as of the end of the month next preceding the date of this Agreement: (a) oil, gas and/or mineral rights; (b) the benefit of any easements, covenants running with the land or other rights with respect to adjacent property; and (c) any and all other rights and interests appurtenant to the Property.

             (d)        If the time to exercise any option to extend either of the Branch Premises Leases has expired or will expire before the Closing, Seller shall obtain the landlords written consent, effective as of the Closing, to the extension of the lease as if such option had been timely exercised. The parties shall use their best efforts in any event to obtain the consent of the landlord of Parcel 3 to extend the term of that ground lease by 10 years without any further notice or other action by either of the parties.

             2.3        Branch Premises Lease Assignments. The parties shall execute the Branch Premises Lease Assignments in counterparts, which shall be delivered at Closing.

             2.4        Purchase Price. The purchase price for the Property shall be the Book Value of the Parcels. For purposes of this Agreement, the purchase price to be paid at the Closing shall be the Book Value of the Property as set forth in the Sellers Closing Financial Statement. The parties shall jointly notify the Escrow Holder of such value.

             2.5        Allocation of Purchase Price. The purchase price of the Property shall be allocated among the Parcels for tax purposes according to the Book Value of each, and the parties shall file consistent tax returns showing such allocation.

             2.6        Allocation of Expenses.

             (a)         Closing Costs. The Seller and the Buyer shall each pay one-half of any documentary, stamp, deed, sales, use or other transfer taxes, recording fees and escrow fees relating to the sale of the Property.

             (b)        Taxes and Assessments. All real and personal property taxes and current installments of all assessments levied or assessed with respect to the Property shall be paid current and prorated between the Seller and the Buyer on a daily basis as of the Closing Date. Any supplemental tax bills received after the Closing shall be paid as follows: (1) for periods before the Closing, by Seller; and (2) for periods after the Closing, by Buyer. Tax bills issued after Closing shall be handled directly between the Buyer and Seller.

             (c)         Rent and Utilities. Rent, utilities and any other normal maintenance and operating expenses relating to the Property shall be prorated between the Seller and the Buyer as of the Closing Date on a daily basis.

             (d)        Title Insurance. Buyer shall pay for CLTA policies of owners title insurance on Parcels One and Two, and appropriate CLTA policies of title insurance on Parcels Three and Four, if available, all of which policies shall be subject to and delivered upon Closing.

             2.7        Seller Disclosures.

             (a)         Seller shall disclose known material facts about and defects in the Property and make other disclosures required by law. Without limiting the generality of the foregoing, Seller shall provide to Buyer, in writing, within 15 Business Days after the effective date of this Agreement, any general disclosures required by the foregoing provisions of this section, and any of the following, if known to Seller: (1) any improvements, additions, alterations or repairs made by the Seller or known by the Seller to have been made, without required government permits, final inspection and approvals; (2) any notice of violation of any Law issued or filed against any part of the Property and known to Seller; (3) any currently pending litigation or proceedings involving the Property or any portion of it; (4) any government investigation or inquiry regarding any part of the Property; (5) any unsatisfied mechanics’ or materialmen’s liens against the Property; (6) if in Seller’s possession, copies of all permits and approvals concerning each parcel of the Property, including but not limited to Certificates of Occupancy, Conditional Use Permits, Development Plans and all other licenses and permits pertaining to the use of the Property. Any specific disclosure required by law shall be made to Buyer at least five Business Days before Closing.

             (b)        In the event Seller becomes aware, before the Closing, of any adverse condition materially affecting the Property, or any material inaccuracy in the disclosures or information previously provided to the Buyer of which Buyer is otherwise unaware, Seller shall immediately provide supplemental disclosures of such items by written notice to Buyer. No supplemental or amended disclosure shall be required for information included in reports received by Buyer.

             (c)         Seller is conveying the Property in its “as is” condition.  Before the execution of this Agreement, Seller has offered to make the Property available to Buyer for such inspections as Buyer deems appropriate, including inspection for environmental matters.  Before the execution of this Agreement, Seller has also disclosed to Buyer any adverse information within Seller’s Knowledge.   Buyer acknowledges that all rights of Buyer to inspect the Property or receive further information about the Property after the date of this Agreement are for Buyer’s information only, and shall not provide Buyer with a basis for terminating this Agreement, claiming a breach of this Agreement by Seller, seeking indemnification under Section 9.2 of the Branch Purchase Agreement or Section 7.2 of this Agreement or otherwise imposing any additional obligation or burden on Seller, unless such inspection or disclosure of information relates to material adverse information that was within Seller’s Knowledge  but either was not disclosed by Seller to Buyer or the true facts and conditions regarding the condition of the Property of the Branches was misrepresented before the execution of this Agreement.

             2.8        Inspection of the Property.

             (a)         On reasonable notice by the Buyer, Seller shall provide the Buyer reasonable access to and the opportunity to review and inspect the Property; shall furnish to the Buyer such reports and compilations in Sellers possession pertaining thereto as the Buyer shall reasonably request from time to time; and shall furnish to the Buyer all such other information pertaining to the Property as the Buyer may reasonably request. In the course of such inspection, Buyer shall have the right, at its own expense, to conduct tests and studies with respect to, without limitation, (i) lead-based paint, (ii) wood-destroying organisms, (iii) toxic mold, and (iv) hazardous wastes.   Such activities that Buyer and Seller agree are likely to have a disruptive effect on Branch operations shall be conducted during non-business hours, and such activities that Buyer and Seller agree are not likely to have a disruptive effect on Branch operations may be conducted during normal business hours.

             (b)        The Buyer will indemnify, defend, and hold Seller harmless for, from and against any and all claims, damages, costs, liabilities and losses (including mechanics’ liens) arising out of any entry by Buyer or its agents, designees or representatives on the Branches property for purposes of the review, inspection and installation provided for in this Section 2.8 or in the Branch Purchase Agreement, or for any other purpose. Without limiting the scope of the foregoing, Buyer also will restore the Furniture, Fixtures and Equipment, books, records, files, and documentation of the Branches at its sole cost and expense if the transactions contemplated by this Agreement do not close.  Until restoration is complete, Buyer will take all steps necessary to ensure that any conditions at the Branches created by any testing, review, inspection, installation or other actions performed by or for Buyer will not unreasonably interfere with the normal operation of the Branches or create any dangerous, unhealthy, unsightly or noisy conditions at the Branches.  The provisions of this Section 2.8 shall survive the Closing or any termination of this Agreement.

             2.9        Escrow.

             (a)         The sale and conveyance of the Property shall be accomplished through escrow with Fidelity Title Company, located at 3000 Broad Street, Suite 209, San Luis Obispo, California (the “Escrow Holder”). The parties shall each pay one-half the fees of the Escrow Holder.

             (b)        Each party shall execute and deliver escrow instructions consistent with the provisions of this Agreement and the Branch Purchase Agreement, and with the standard practices and policies of the Escrow Holder.

             (c)         As soon as possible after opening escrow, each party shall be entitled to receive a copy of the Escrow Holder’s preliminary title report on each Parcel, showing the current status of title thereto and all Encumbrances thereon.

             (d)        Escrow Holder shall not be required to determine whether conditions to closing have been met, except those conditions set forth in Sections 5.1 (c) and (d) and 5.2 (c). Upon agreement by Buyer and Seller that all conditions to closing have been satisfied or waived, Escrow Holder shall proceed to close the transaction. Nothing contained in this paragraph shall relieve either party of its duty to proceed timely to closing.

             (e)         If either party terminates this Agreement for any reason, both parties shall execute and deliver further instructions to cancel the escrow and release deposits, less fees earned and costs incurred, to the party entitled to the funds.

             (f)         The parties each agree to execute and deliver any instrument, affidavit, statement or instruction necessary to comply with federal and California tax withholding laws, if required.

             2.10      Closing.

             (a)         The closing of the sale provided for herein will be held at the offices of the Escrow Holder in San Luis Obispo, California.  The closing shall be held on a date that is mutually agreeable to the Buyer and the Seller as soon as practicable (but no later than five Business Days) following the satisfaction (or waiver) of all conditions to closing provided for herein and the satisfaction (or waiver) of all conditions in the Branch Purchase Agreement.

             (b)        Within three Business Days after Escrow Holder has given notice that escrow is otherwise ready to close, the parties shall have taken the following actions:  (1) Seller shall have executed, acknowledged and delivered to the Escrow Holder all grant deeds, lease assignments, consents and memoranda of leases required to be delivered to Buyer upon the Closing; and (2) Buyer shall have deposited with Escrow Holder an executed counterpart of each Branch Premises Lease Assignment and sufficient same-day funds to provide for payment of the purchase price and Buyer’s estimated share of escrow fees, costs, expenses and pro-rated items.

             (c)         At the Closing:

             (1)         Buyer shall receive:

                           (A)       as to Parcels One and Two, grant deeds in Escrow Holder’s standard form, vesting title in Buyer, all duly executed and acknowledged in recordable form;

                           (B)        as to Parcels Three and Four, (i) the original Branch Premises Leases, (ii) fully executed counterparts of both Branch Premises Lease Assignments, (iii) the duly executed written consents of the fee owners of each such Parcel in form and substance reasonably satisfactory to Buyer, and (iv) a Memorandum of  Lease as to each of the Branch Premises Leases, in form and substance reasonably satisfactory to Buyer, duly executed in recordable form by the fee owner of said Parcel; and

                           (C)        a CLTA policy of title insurance as described above on each and every Parcel.

             (2)         Seller shall receive (i) a fully executed counterpart of each Branch Premises Lease Assignment, and (ii) the purchase price, net of Seller’s share of escrow fees, costs, expenses and pro-rated items, and subject to any tax withholding required by law.

             (d)        At the Closing, the Seller shall deliver possession of all the Property to the Buyer, including the delivery of all keys, lock codes, alarm codes, remote opening devices and all other means necessary to give Buyer peaceful possession of the premises. Seller shall cooperate with Buyer after the Closing to instruct Buyer’s representatives in the proper use and operation of all building entries, alarm systems, security systems, remote entry systems, and all Equipment and Fixtures. Possession of the Property shall be delivered to the Buyer in as good condition as on the date of this Agreement, reasonable wear and tear excepted. At the Closing or within five Business Days thereafter, Seller shall deliver to Buyer all blueprints, building plans, surveys and other documents in Seller's possession pertaining to each Parcel. ARTICLE 3.  ADDITIONAL COVENANTS

             3.1        Seller’s Covenants.  The Seller (and, to the extent specifically indicated below, the Buyer) agrees to use reasonable effort to sign and deliver to the Buyer such additional agreements and other documents, and to do such other acts and things, as may be required to complete the transactions contemplated by this Agreement.

             3.2        Buyer’s Covenants.  The Buyer agrees to use reasonable efforts to sign and deliver to the Seller such additional agreements and other documents, and to do such other acts and things, as may be required to complete the transactions contemplated by this Agreement.

             3.3        Transitional Matters. From the date hereof until the Closing, the Seller:

             (a)         Shall not sell, transfer, mortgage, encumber or otherwise dispose of any of the Property, or agree to or suffer any attachment, judgment or execution lien, mechanic’s or materialman’s lien or other cloud on title to any part of the Property that is not removed at Seller’s expense within 10 Business Days;

             (b)        Shall not rent or lease any part of the Property to any person, or allow any person other than Seller’s employees to occupy the Property for any purpose;

             (c)         Shall not enter into, except in the ordinary course of business or with the prior written consent of the Buyer, any service, maintenance or other contracts, or any equipment lease, relating to the Property; and

             (d)        Shall maintain the Property substantially in accordance with its normal practices, and keep it in its present condition, ordinary wear and tear excepted.

             3.4        Eminent Domain or Taking.  If proceedings under a power of eminent domain relating to the Branches or any part thereof are commenced prior to the Closing Date, the provisions of Section  4.6 of the Branch Purchase Agreement will control.

             3.5        Damage or Destruction.  Prior to the Closing Date, as between the Seller and the Buyer, the entire risk of loss or damage by earthquake, flood, landslide, fire or other casualty is borne and assumed by the Seller.

             3.6        Non-Disclosure.  Except as may be required by applicable law or regulation including, but not limited to, federal securities laws or in connection with obtaining the necessary governmental approvals for the transactions contemplated by this Agreement each party shall treat the terms of this Agreement confidentially and shall not disclose terms to any third party and shall so advise its agents, attorneys and employees who are required to work on this transaction.

ARTICLE 4. REPRESENTATIONS AND WARRANTIES

             4.1        Seller’s Representations and Warranties. Seller refers to its warranties and representations set forth in Section 5.1 of the Branch Purchase Agreement and incorporates the same herein by reference as though again set forth at length.

             4.2        Buyer’s Representations and Warranties. Buyer refers to its warranties and representations set forth in Section 5.2 of the Branch Purchase Agreement and incorporates the same herein by reference as though again set forth at length.

ARTICLE 5.  CONDITIONS TO THE CLOSING

             5.1        Seller’s Conditions.  The obligations of the Seller to consummate the Closing shall be subject to the satisfaction at or prior to Closing of all of the following conditions, any one or more of which may be waived, in whole or in part, by the Seller:

             (a)         All conditions precedent to the closing of the Branch Purchase Agreement shall have been satisfied or waived, and it shall be prepared to close simultaneously with the Closing of this Agreement.

             (b)        The Buyer shall have complied in all material respects with each of its covenants and agreements contained herein to be performed at or prior to the Closing Date, and each of the representations and warranties of the Buyer shall be true and correct in all material respects as if made at and as of the Closing;

             (c)         The Buyer shall have delivered to the Seller a duly authorized and signed officer=s certificate, dated as of the Closing Date, certifying compliance with the matters set forth in Section 5.1(b);

             (d)        All consents, approvals and authorizations required to be obtained prior to the Closing from any Person in connection with the transfer of title to the Property or the assignment of the Branch Premises Leases shall have been made or obtained, and shall remain in full force and effect;

             5.2        Buyer’s Conditions.  The obligations of the Buyer to consummate the Closing shall be subject to the satisfaction at or prior to Closing of all of the following conditions, any one or more of which may be waived, in whole or in part, by the Buyer:

             (a)         All conditions precedent to the closing of the Branch Purchase Agreement shall have been satisfied or waived, and it shall be prepared to close simultaneously with the Closing of this Agreement.

             (b)        The Seller shall have complied in all material respects with each of its covenants and agreements herein to be performed at or prior to the Closing Date and each of the representations and warranties of the Seller contained in this Agreement and the Schedules shall be true and correct in all material respects as if made at and as of Closing except to the extent of changes that have occurred prior to Closing that are permitted by the provisions of Section 2.3(a) of the Branch Purchase Agreement; and

             (c)         The Seller shall have delivered to the Buyer a duly authorized and signed officer’s certificate, dated as of the Closing Date, certifying compliance with the matters set forth in Section 5.2(b). ARTICLE 6.  TERMINATION

             6.1        Events of Termination.  This Agreement may be terminated at any time prior to Closing by the occurrence of one or more of the following events:

             (a)         By the termination of the Branch Purchase Agreement;

             (b)        By the mutual written agreement of the Seller and the Buyer;

             (c)         By the Seller or by the Buyer in the event that the Closing has not occurred on or before December 15, 2001, or such other date as the Seller and the Buyer shall agree in writing, unless the failure to so consummate by such time is due to a breach of this Agreement by the party seeking to terminate;

             (d)        By the Seller or by the Buyer if consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment of any court or governmental body having competent jurisdiction; and

             (e)         By the Seller or the Buyer, in the event of a material breach by the other of any representation, warranty or agreement contained herein which is not cured or cannot be cured within thirty (30) calendar days after written notice of such termination has been delivered to the breaching party; provided, however, that termination pursuant to this Section 6.1(e) shall not relieve the breaching party of liability for such breach or otherwise.

             Any party desiring to terminate this Agreement pursuant to any of the foregoing clauses shall give written notice of such termination to the other party.

             6.2        Liability for Termination.  If this Agreement is terminated as permitted by Section 6.1, except as provided in Section 6.1(e), such termination shall be without liability of either party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to the other party to this Agreement  If said termination is pursuant to Section 6.1(e), such breaching party shall be fully liable for the Termination Fee of $200,000.00 set forth in the Branch Purchase Agreement; provided, however, there shall only be one Termination Fee of $200,000.00, whether the breaching party has breached this Agreement, the Branch Purchase Agreement or both.

ARTICLE 7.  SURVIVAL, INDEMNIFICATION

             7.1        Survival. The covenants, agreements, representations and warranties of the parties hereto made, contained in or to be performed pursuant to this Agreement, the attachments incorporated herein or the officers’ certificates delivered pursuant hereto or in connection herewith shall survive Closing and remain operative and in full force and effect until the first anniversary of the Closing Date, except for the provisions of Article 8, which shall survive such first anniversary.  Notwithstanding the preceding sentence, any covenant, agreement, representation, warranty or claim in respect of which indemnity may be sought under Sections 7.2 or 7.3 shall survive the time at which it would otherwise terminate pursuant to the preceding sentence if notice of the claim, inaccuracy or breach giving rise to such right to indemnity shall have been given to the party against whom such indemnity may be sought prior to such time. After Closing, the sole and exclusive remedy of the Buyer and the Seller for any breach of any covenant or agreement or any inaccuracy of any such representation or warranty by the Seller or the Buyer shall be the indemnities contained in Sections 7.2 and 7.3, respectively, which shall survive Closing.

             7.2        Seller’s Indemnity.  Seller refers to the indemnifications it gives in section 9.2 of the Branch Purchase Agreement and incorporates the same herein by reference as though once again set forth at length.

             7.3        Buyer’s Indemnity.  Buyer refers to the indemnifications it gives in section 9.3 of the Branch Purchase Agreement and incorporates the same herein by reference as though once again set forth at length.

ARTICLE 8.  MISCELLANEOUS

             8.1        Relationship of Agreements. This Agreement and the Branch Purchase Agreement are intended to be compatible, with this Agreement to be detailed implementation of the portion of the Branch Purchase Agreement pertaining to the conveyance of real property and buildings, and should be construed to that end. If it is not possible to reconcile a conflict between the provisions of this Agreement and those of the Branch Purchase Agreement, the provisions of this Agreement, to the extent they apply, shall be controlling.

             8.2        Assignment  Neither Party may assign this Agreement or any of its rights, duties or obligations hereunder without the prior written consent of the other Party.

             8.3        Notices.  Notices and legal process to be delivered to or served upon either Party hereto shall be deemed to have been duly delivered or served when delivered in written form by hand or by telegraph, telex or facsimile transmission, or the day after being sent from within the continental United States by overnight delivery or courier service, or three (3) calendar days after posting by registered mail or certified mail with return receipt requested, to the parties hereto at the following addresses:

If to Seller:	If to the Buyer:

Westamerica Bank 4550 Mangels Blvd. Fairfield, CA 94585-1200 Attn: David L. Payne, Chairman, President & CEO Fax: (707) 863-6226	Heritage Oaks Bank 545 12th Street Paso Robles, CA 93446 Attn: Lawrence P. Ward, President & CEO Fax: (805) 239-5210

With a copy to:	With a copy to:

McCutchen Doyle Brown & Enersen, LLP 3 Embarcadero Center Suite 1800 San Francisco, CA 94111 Attention: Thomas G. Reddy, Esq. Fax: (415) 393-2286	Reitner & Stuart 1319 Marsh Street San Luis Obispo, CA 93401 Attention: John F. Stuart, Esq. Fax: (805) 545-8599

or to such other authorized agent or address as either Party may hereafter select by written notice to the other party.

             8.4        Time.  Time shall be of the essence for all purposes connected with this Agreement.

             8.5        Expenses.  Except as otherwise expressly provided herein, the Buyer and the Seller shall each bear its own out-of-pocket expenses incurred in connection with the transactions contemplated by this Agreement.

             8.6        Communications.  If for any reason any payment or communication to which one Party is entitled is received by the other Party hereto, the receiving Party shall promptly forward such payment or communication to the other Party.

             8.7        Entire Agreement.  This Agreement and the Branch Purchase Agreement, along with the additional agreements to be adopted pursuant thereto, constitute the entire agreement and understanding between the Parties hereto and supersede all prior agreements and understandings relating to the subject matter of this Agreement.

             8.8        Amendment.  Neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated orally.  Any such change, waiver, discharge or termination may be effected only by an instrument in writing signed by the Party against which enforcement of such change, waiver, discharge or termination is sought.

             8.9        Governing Law, Severability.  This Agreement shall be governed by and construed in accordance with the laws of the State of California.  If any one or more of the provisions of this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision were not contained herein.

             8.10      Waiver.  No delay or omission to exercise any right, power or remedy accruing to either Party upon any breach or default under this Agreement shall impair any such right, power or remedy of such Party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach of default theretofore or thereafter occurring.  Any waiver, permit, consent or approval or any kind or character of any breach or default under this Agreement, or any waiver of any provision or condition of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All rights and remedies, either under this Agreement or by law or otherwise afforded to a party, shall be cumulative and not alternative.

             8.11      Third Party Rights.  Nothing contained in this Agreement, whether express or implied, is intended to (i) confer any rights or remedies upon any persons other than the Parties hereto and their respective successors and assigns, (ii) relieve or discharge the obligations or liabilities of any third person to either Party to this Agreement, or (iii) give any third person any right of subrogation or action over either Party to this Agreement.

             8.12      Headings.  The headings and captions used herein and in the Schedules are included for purposes of convenience of reference only and shall not limit or define the meaning of any provisions of this Agreement.

             8.13      Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original instrument, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers or representatives as of the date first above written.

By:

Title:

Attest:

	BUYER:	HERITAGE OAKS BANK

By:

Title:

Attest: